United States securities and exchange commission logo





                             November 30, 2022

       Jason Lublin
       Chief Financial Officer
       Endeavor Group Holdings, Inc.
       9601 Wilshire Boulevard, 3rd Floor
       Beverly Hills, CA 90210

                                                        Re: Endeavor Group
Holdings, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed March 16,
2022
                                                            Response dated
November 29, 2022
                                                            File No. 001-40373

       Dear Jason Lublin:

              We have reviewed your November 29, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 17, 2022 letter.

       Form 10-K for Fiscal Year Ended December 31, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 45

   1. Your response to comment 2 indicates that the tax effect of non-GAAP adjustments for
                                                        2021 was calculated
using your effective tax rate after excluding the impact of    other tax
                                                        items.    It appears
that you have recorded a tax benefit as tax effect of the non-GAAP adjustments for the
adjusted net income presented for 2021. Please tell us how your determination of the
tax effect of adjustments amount in 2021 is consistent with Question
                                                        102.11 of the Non-GAAP
Financial Measures Compliance and Disclosure Interpretations.
 Jason Lublin
Endeavor Group Holdings, Inc.
November 30, 2022
Page 2
Liquidity and Capital Resources
Cash Flows Overview, page 50

2. We note your response to comment 3. Net income, adjusted for non-cash items, is not a
         GAAP measure. Accordingly, please remove this measure or provide the disclosures required by Item 10(e) of Regulation S-K.
       Please contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 with any questions.



FirstName LastNameJason Lublin                              Sincerely,
Comapany NameEndeavor Group Holdings, Inc.
                                                            Division of
Corporation Finance
November 30, 2022 Page 2                                    Office of Trade &
Services
FirstName LastName